P R O S P E C T U S  S U P P L E M E N T
(TO PROSPECTUS DATED JULY 15, 1999)

                                  $250,000,000

                         NORTHERN STATES POWER COMPANY
                           (A MINNESOTA CORPORATION)

                      6.875% SENIOR NOTES, SERIES DUE 2009
                                 --------------

    We will pay interest on the Senior Notes, 6.875% Series due 2009, on February 1 and August 1 of each year, commencing February 1, 2000. We may redeem the Senior Notes at a redemption price equal to the greater of (i) the principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield as defined below plus 15 basis points, plus in each case accrued interest to the date of redemption. The Senior Notes will not be listed on any securities exchange or included in any automated quotation system. Please read the information described under the headings "Supplemental Description of Debt Securities" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus for a more detailed description of the terms of the Senior Notes.

    The Senior Notes are unsecured and rank equally with all of Northern States Power Company's other unsecured indebtedness.
                                 --------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
                                 --------------

                                                                       PER SENIOR NOTE            TOTAL
                                                                       ----------------  ------------------------
Public Offering Price                                                        99.279%          $  248,197,500
Underwriting Discount                                                         0.650%          $    1,625,000
Proceeds to NSP (before expenses)                                            98.629%          $  246,572,500

    Interest on the Senior Notes will accrue from July 26, 1999.
                                 --------------

    The underwriters are offering the Senior Notes subject to various conditions. The underwriters expect to deliver the Senior Notes to purchasers on or about July 26, 1999.
                                 --------------

SALOMON SMITH BARNEY

            GOLDMAN, SACHS & CO.

                         LEHMAN BROTHERS

                                     MERRILL LYNCH & CO.

July 21, 1999

    YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                                 --------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary.............................................   S-1
Use Of Proceeds...........................................................   S-7
Supplemental Description Of Debt Securities...............................   S-7
Underwriting..............................................................  S-10

                                   PROSPECTUS

                                                                            PAGE
                                                                            ----
About This Prospectus.....................................................    2
Where You Can Find More Information.......................................    2
NSP.......................................................................    3
Proposed Merger...........................................................    3
Use Of Proceeds...........................................................    5
Ratio Of Earnings To Fixed Charges........................................    5
Securities................................................................    5
Description Of New Bonds..................................................    5
Description Of Debt Securities............................................   13
Book-Entry System.........................................................   16
Legal Opinions............................................................   18
Experts...................................................................   18
Plan Of Distribution......................................................   18

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

    Directly and through our wholly-owned subsidiary, Northern States Power Company, a Wisconsin corporation, we provide electricity to about 1.5 million customers in portions of Minnesota, Wisconsin, North Dakota, Michigan and South Dakota. We also distribute natural gas to more than 475,000 customers in Minnesota, Wisconsin, North Dakota, South Dakota, Michigan and Arizona. Our wholly-owned subsidiary, NRG Energy Inc., operates and has ownership interests in non-regulated energy businesses around the world, with major projects in the United States, Australia and Germany.

                              RECENT DEVELOPMENTS

    For the three months ended June 30, 1999, our utility operating revenues were approximately $659 million as compared to $639 million for the three months ended June 30, 1998. For the twelve months ended June 30, 1999 and 1998, our utility operating revenues were approximately $2.9 billion and $2.7 billion. Utility operating income for the three months ended June 30, 1999 and 1998 was approximately $66 million and $65 million, and approximately $374 and $352 million for the twelve months ended June 30, 1999 and 1998.

    Our net income for the three months ended June 30, 1999 was approximately $11.5 million, compared to $35 million for the same period in 1998. Net income for 1999 reflects a $35 million (pretax) charge or 14 cents per share (after tax) related to conservation program incentives due to an adverse decision by the Minnesota Public Utilities Commission (see below). Our net income for the twelve months ended June 30, 1999 and 1998 was approximately $254 million and $246 million.

    Our consolidated earnings for the three months ended June 30, were $0.06 per share in 1999 and $0.23 per share in 1998. Our earnings for the 12 months ended June 30, were $1.63 per share in 1999 and $1.62 per share in 1998.

    Our nonregulated earnings for the three months ended June 30, were $0.01 per share in 1999 and $0.03 per share in 1998. Our nonregulated earnings for the 12 months ended June 30, were $0.17 per share in 1999 and $0.11 per share in 1998.

    On June 24, 1999, the MPUC voted 3-2 to deny us recovery of 1998 lost margins, load management discounts and incentives associated with state-mandated programs for electric energy conservation. The MPUC's decision appears to contradict previous orders and reduce our 1998 rates retroactively. We plan to challenge the MPUC's decision. Due to the uncertain outcome of the challenge, we have established a regulatory reserve for recovery of 1998 conservation program incentives. This reserve reduced our second quarter earnings by $35 million (before tax). The MPUC decision did not address 1999 conservation incentives.

                                PROPOSED MERGER

    As we discuss in more detail elsewhere in the Prospectus, we have entered into an Agreement and Plan of Merger with New Century Energies, Inc. providing for a strategic business combination of the two companies. In order to separate our utility businesses from our non-utility businesses and to streamline the regulatory treatment under the Public Utility Holding Company Act of 1935, we expect that at the time that we complete the Merger, we will contribute all of our assets (other than the shares we own in our subsidiaries) to a newly-formed, wholly-owned subsidiary ("New NSP Utility Sub"). At the same time, New NSP Utility Sub will assume all of our liabilities associated with the assets it receives. New NSP Utility Sub is expected to include our electric and gas utility operations in Minnesota, South Dakota and North Dakota, but is not expected to include our utility operations in Wisconsin or Michigan which are conducted through our Wisconsin subsidiary. New NSP Utility Sub also is not expected to include our non-regulated businesses currently conducted by NRG and our other subsidiaries. The merger agreement requires us to take this action unless doing so would materially adversely effect us. If this is the case, we may negotiate a mutually acceptable alternative with NCE.

    The Merger was approved by the shareholders of both NSP and NCE on June 28, 1999. Consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions, including, among others, the receipt of government and other authorizations. The Merger is expected to take from 12 to 18 months to complete.

                                  THE OFFERING

Securities Offered................  $250,000,000 principal amount of 6.875% Senior Notes due
                                    2009.

Maturity Date.....................  August 1, 2009.

Interest Payment Dates............  February 1 and August 1, commencing February 1, 2000.

Ranking...........................  The Senior Notes will be senior unsecured obligations and will rank equally with all of our senior unsecured
                                    indebtedness.

Ratings...........................  The Senior Notes have been assigned ratings of "A+" by
                                    Standard & Poor's Ratings Group and "A1" by Moody's
                                    Investors Service, Inc.

Optional Redemption...............  We may redeem the Senior Notes at any time, at a redemption price equal to the greater of (i) the
                                    principal amount or (ii) the sum of the present values
                                    of the remaining scheduled payments of principal and
                                    interest on the Senior Notes, discounted to the date of
                                    redemption on a semiannual basis (assuming a 360-day
                                    year consisting of twelve 30-day months) at the Treasury
                                    Yield as defined below plus 15 basis points, plus in
                                    each case accrued interest to the date of redemption.

Sinking Fund......................  None.

Use of Proceeds...................  The net proceeds from the sale of the Senior Notes is estimated to be approximately $246.3 million. We will
                                    add the net proceeds to our general funds and apply them
                                    to the repayment of outstanding short-term borrowings.

                         SUMMARY FINANCIAL INFORMATION

    NORTHERN STATES POWER--CONSOLIDATED

    In the table below, we provide you with the selected historical consolidated financial data of Northern States Power. We derived the consolidated income statement data below for each of the five years ended December 31, 1998, and the consolidated balance sheet data at December 31, 1998, 1997, 1996, 1995 and 1994, from audited consolidated financial statements. We derived the unaudited consolidated income statement data for the three-month period ended March 31, 1999 and 1998 and the unaudited consolidated balance sheet data at March 31, 1999 from unaudited consolidated financial statements.

    When you read this selected historical financial information, you should consider reading along with it the historical financial statements and accompanying notes that we have included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and our Annual Report on Form 10-K for the year ended December 31, 1998. You can obtain this report by following the instructions we provide under, "Where You Can Find More Information" on page 2 of the Prospectus.

    Our earnings for 1997 include a write-off of deferred costs incurred in connection with our terminated merger with Wisconsin Energy Corporation, which reduced earnings by approximately $29 million (before tax), or 12 cents per share, in 1997.

                                                       THREE MONTHS
                                                     ENDED MARCH 31,
                                                                                        YEAR ENDED DECEMBER 31,
                                                   --------------------  -----------------------------------------------------
                                                     1999       1998       1998       1997       1996       1995       1994
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                              (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
  Utility operating revenues.....................  $     743  $     701  $   2,819  $   2,734  $   2,654  $   2,569  $   2,487
  Utility operating income.......................         88         79        364        362        366        346        308
  Financing charges..............................         46         45        186        169        142        133        115
  Net income.....................................         52         57        282        237        275        276        243

                                                        MARCH 31,                       DECEMBER 31,
                                                       -----------  -----------------------------------------------------
                                                          1999        1998       1997       1996       1995       1994
                                                       -----------  ---------  ---------  ---------  ---------  ---------
                                                                                    (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Total assets.......................................   $   7,379   $   7,396  $   7,144  $   6,637  $   6,229  $   5,950
  Long-term debt.....................................       1,844       1,851      1,879      1,593      1,542      1,463
  Preferred stock....................................         105         105        200        240        240        240
  Mandatorily redeemable preferred securities of
    subsidiary trust.................................         200         200        200         --         --         --
  Common stockholders' equity........................       2,496       2,481      2,372      2,136      2,027      1,897
  Total capitalization...............................       4,645       4,637      4,651      3,969      3,809      3,600
  Short-term debt including current maturities.......         538         609        425        630        384        396
  Percentage of long-term debt to capitalization.....          40%         40%        40%        40%        40%        41%

UNAUDITED PRO FORMA NEW NSP UTILITY SUB

    The unaudited pro forma financial information in the table below assumes the Merger had been completed on January 1, 1994 for income statement purposes and on December 31, 1994 for balance sheet purposes. The information is based on adjustments to our historical financial statements to give effect to the transfer of ownership of all our utility assets (other than investments in and assets of subsidiaries) to New NSP Utility Sub and the assumption by New NSP Utility Sub of all of our liabilities associated with the assets transferred. This unaudited pro forma financial information is based on the assumptions set forth in the accompanying notes. The unaudited pro forma condensed financial statements do not necessarily indicate what New NSP Utility Sub's financial position or operating results would have been if the Merger had been completed on the assumed completion dates and they do not necessarily indicate future operating results of New NSP Utility Sub.

                                                       THREE MONTHS
                                                     ENDED MARCH 31,
                                                                                        YEAR ENDED DECEMBER 31,
                                                   --------------------  -----------------------------------------------------
                                                     1999       1998       1998       1997       1996       1995       1994
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                              (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
  Utility operating revenues.....................  $     667  $     636  $   2,604  $   2,516  $   2,433  $   2,356  $   2,283
  Utility operating income.......................         66         61        304        300        303        284        250
  Financing charges..............................         28         27        110        115        102        102         87
  Net income.....................................         40         41        209        182        218        203        173

                                                         MARCH 31,                      DECEMBER 31,
                                                         ---------  -----------------------------------------------------
                                                           1999       1998       1997       1996       1995       1994
                                                         ---------  ---------  ---------  ---------  ---------  ---------
                                                                                    (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Total assets.........................................  $   4,989      5,029      4,927      4,992      4,838      4,699
  Long-term debt.......................................      1,235      1,228      1,287      1,079      1,184      1,119
  Preferred stock......................................          0          0          0          0          0          0
  Mandatorily redeemable preferred securities of
    subsidiary trust...................................          0          0          0          0          0          0
  Common stockholders' equity..........................      1,431      1,539      1,659      1,557      1,565      1,529
  Total capitalization.................................      2,666      2,767      2,946      2,636      2,749      2,648
  Short-term debt including current maturities.........        448        411        242        575        325        342
  Percentage of long-term debt to capitalization.......         46%        44%        44%        41%        43%        42%

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION.

(1) At the time the Merger is completed, we will contribute all of our utility assets (other than investments in and assets of subsidiaries) to a newly formed, wholly owned utility operating subsidiary, New NSP Utility Sub, which will be a Minnesota corporation. At the same time, the new subsidiary will assume all of our liabilities associated with the assets that it receives in the contribution. Our preferred stock and trust-originated preferred securities will remain in the holding company. Common stock of New NSP Utility Sub, at a par value and share level which have not yet been determined, will be wholly-owned by the holding company. The resulting capitalization of New NSP Utility Sub will therefore include short-term debt, first mortgage bonds and other long-term debt associated with utility operations, and common equity issued to the holding company (net of adjustments described in Note 2).

(2) The assets, liabilities, equity and results of operations of all our subsidiaries have been eliminated from consolidated NSP amounts to reflect the transfer of ownership and control of such subsidiaries to the holding company as a result of the Merger. The holding company's equity investment in New NSP Utility Sub, and the corresponding common equity of New NSP Utility Sub, are assumed to reflect the reduction in net assets of New NSP Utility Sub related to the transfer of ownership of investments in NSP subsidiaries to the holding company as a result of the Merger.

(3) Our financing of subsidiary capital and cash flow requirements has been adjusted to reflect the transfer of such items to the holding company, except for immaterial financing of refuse-derived fuel operations previously transferred to NRG Energy, Inc. Pro forma adjustments have been made to reflect the elimination of (a) notes receivable and advances from subsidiaries; (b) NSP debt incurred to finance the notes and advances; (c) interest income earned on the notes and advances; and (d) interest expense accrued on the debt incurred to finance the notes and advances.

(4) After the Merger, New NSP Utility Sub will not retain ownership of subsidiaries currently being consolidated. Consequently, intercompany transactions between NSP and its current subsidiaries have not been eliminated in the pro forma financial information. The most significant intercompany transactions are power sales to and purchases from our Wisconsin subsidiary pursuant to an interchange agreement with the Company. Although the interchange pricing and cost sharing arrangements may be restructured as a result of the Merger, at this time the amount of any changes to interchange power purchases or sales is expected to be immaterial. Consequently, no pro forma adjustments have been made for the effects of interchange restructuring.

(5) The allocation between NSP and NCE and their customers of the estimated cost savings resulting from the Merger, net of the costs incurred to achieve such savings, will be subject to regulatory review and approval. None of these estimated cost savings, the costs to achieve such savings, or the transaction costs have been reflected in the pro forma financial information.

                                USE OF PROCEEDS

    We will add the net proceeds from the sale of $250 million in aggregate principal amount of our 6.875% Senior Notes, Series due 2009 to our general funds and will apply them to the repayment of outstanding short-term borrowings. In February 1999, we incurred $200 million of short-term borrowings to pay at maturity $200 million of our first mortgage bonds. Also in February 1999, we made an additional $100 million investment in our subsidiary NRG. As of March 31, 1999, we had an aggregate of approximately $370 million of outstanding short-term borrowings.

                  SUPPLEMENTAL DESCRIPTION OF DEBT SECURITIES

    Please read the following information concerning the Senior Notes in conjunction with the statements under "Description of Debt Securities" in the accompanying Prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Indenture dated as of July 1, 1999, as supplemented (the "Debt Indenture"), that we have entered into with Norwest Bank Minnesota, National Association, as trustee (the "Debt Trustee").

GENERAL

    We will offer $250 million amount of Senior Notes, 6.875% Series due 2009 as a series of Securities under the Debt Indenture.

INTEREST PAYMENTS

    The entire principal amount of the Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 1, 2009. Each Senior Note will bear interest at the annual rate set forth on the cover page of this Prospectus Supplement from July 26, 1999, payable semi-annually on February 1 and August 1, commencing February 1, 2000, to the person in whose name the Senior Note is registered at the close of business on January 15 or July 15 immediately preceding such February 1 or August 1. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

REDEMPTION PROVISION

    We may redeem the Senior Notes at any time, in whole or in part, at a redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points, plus in each case accrued interest to the redemption date.

    "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

    "Independent Investment Banker" means Salomon Smith Barney Inc. or its successor or, if such firm is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the Debt Trustee after consultation with us.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if that release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such redemption date, or (B) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Debt Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Debt Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means (i) each of Salomon Smith Barney Inc. and any other primary U.S. Government Securities dealer in New York City (a "Primary Treasury Dealer") designated by, and not affiliated with, Salomon Smith Barney Inc., provided, however, that if Salomon Smith Barney Inc. or any of its designees shall cease to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute for such entity and (ii) any other Primary Treasury Dealer selected by us.

    If we elect to redeem less than all of the Senior Notes, the Debt Trustee will select, in such manner as it deems fair and appropriate, the particular Senior Notes or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the holders of Senior Notes to be redeemed (which, as long as the Senior Notes are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the Senior Notes or the portions of them so called for redemption will cease to accrue.

    The Senior Notes do not provide for any sinking fund.

SUMMARY OF KEY COVENANTS

    LIMITATION ON LIENS

    The Supplemental Indenture provides that, so long as there remain outstanding any Senior Notes, we will not create or suffer to be created or to exist any mortgage, pledge, security interest, or other lien (collectively, "Lien") on any of our utility properties or assets now owned or hereafter acquired to secure any indebtedness, without providing that the Senior Notes will be equally and ratably secured. This restriction does not apply to our subsidiaries nor will it prevent any of them, including NRG and NSP-Wisconsin, from creating or permitting to exist any Liens on their property or assets. Further, this restriction on Liens does not apply to or prevent the creation or existence of (1) the Mortgage Indenture securing our First Mortgage Bonds or any indenture supplemental thereto subjecting any property to the Lien thereof or confirming the Lien thereof upon any property, whether owned before or acquired after the date of the Debt Indenture; (2) Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any such Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto; (3) any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses (1) and (2); (4) the pledge of any bonds or other securities at any time issued under any of the Liens permitted by clauses (1),
(2) or (3) above; or (5) Permitted Encumbrances. (Section 3.01 of the Supplemental Indenture)

    "Permitted Encumbrances" include, among other items, (a) the pledge or assignment in the ordinary course of business of electricity, gas (either natural or artificial) or steam, accounts receivable or customers' installment paper, (b) Liens affixing to property of the Company at the time a person consolidates with or merges into, or transfers all or substantially all of its assets to, the Company, provided that in the opinion of the Board of Directors of the Company or Company management (evidenced by a certified Board resolution or an Officers' Certificate delivered to the Trustee) the property acquired pursuant to the consolidation, merger or asset transfer is adequate security for the Lien; and (c) Liens or encumbrances not otherwise permitted if, at the incurrence of and after giving effect thereto, the aggregate of all Permitted Encumbrances does not exceed 10% of Tangible Net Worth.

    "Tangible Net Worth" means (i) common stockholders' equity appearing on the most recent balance sheet of the Company (or consolidated balance sheet of the Company and its subsidiaries if the Company then has one or more consolidated subsidiaries) prepared in accordance with generally accepted accounting principles less (ii) intangible assets (excluding intangible assets recoverable through rates as prescribed by applicable regulatory authorities). (Section 3.02 of the Supplemental Indenture)

    This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business. (Section 3.01 of the Supplemental Indenture)

    CONSOLIDATION, MERGER AND SALE OF ASSETS

    We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless (i) the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal and premium and interest on all the Debt Securities and our obligation to perform every covenant of the Debt Indenture to be performed or observed by the Company and (ii) we or the successor or transferee corporation, as applicable, are not immediately following such merger, sale or transfer in default in the performance of any such covenant. Upon any such merger, sale or transfer of all or substantially all of the assets of the Company, the successor or transferee corporation will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Debt Indenture with the same effect as if such successor corporation had been named as the Company therein and the Company will be released from all obligations under the Debt Indenture. The Debt Indenture defines all or substantially all of the assets of the Company as being 50% or more of the total assets of the Company as shown on the balance sheet of the Company as of the end of the prior year and specifically permits any such sale, transfer or conveyance during a calendar year of less than 50% of total assets without the consent of the holders of the Debt Securities. (Sections 11.01 and 11.02.)

FORM AND DENOMINATION

    The Senior Notes will be issued as one or more global notes in the name of a nominee of the Depository Trust Company New York, New York and will be available only in book-entry form. See "Book-Entry System" in the accompanying prospectus. The Senior Notes are available for purchase in denominations of $1,000 and integral multiples thereof.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Senior Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Senior Notes will trade in the DTC's Same-Day Funds Settlement System until maturity or until the Senior Notes are issued in certificated form, and secondary market trading activity in the Senior Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an Underwriting Agreement dated July 21, 1999 (the "Underwriting Agreement"), we have agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Senior Notes set forth opposite its name below:

                                                                              PRINCIPAL AMOUNT
                                    NAME                                          OF NOTES
----------------------------------------------------------------------------  ----------------
Salomon Smith Barney Inc....................................................   $  100,000,000
Goldman, Sachs & Co.........................................................       50,000,000
Lehman Brothers Inc.........................................................       50,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................................       50,000,000
                                                                              ----------------
    Total...................................................................   $  250,000,000
                                                                              ----------------
                                                                              ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Senior Notes offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and certain other conditions. If any of the Senior Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the Senior Notes must be purchased.

    The Underwriters have advised the Company that they propose initially to offer some of the Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and some of the Senior Notes to certain dealers at this public offering price less a concession not in excess of 0.400% the principal amount of the Senior Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Senior Notes on sales to certain other dealers. After the initial offering of the Senior Notes to the public, the Underwriters may change the offering price and other selling terms.

    The following table shows us the underwriting discounts and commission to be paid to the Underwriters by us in connection with this offering (expressed as a percentage of the principal amount of the Senior Notes)

                                                                                  PAID BY NSP
                                                                                  ------------
Per Note........................................................................       0.650%

    Prior to this offering, there has been no public market for the Senior Notes. The Underwriters have informed us that they may make a market in the Senior Notes from time to time. The Underwriters are not obligated to do this, and they may discontinue this market making at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the Senior Notes or that an active market will develop. We do not intend to apply for the Senior Notes to be listed on any national securities exchange or national securities quotation system.

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the Underwriters, may overallot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Senior Notes in excess of the principal amount of the Senior Notes to be purchased by the Underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Senior Notes made for the purpose of preventing or retarding a decline in the market price of the Senior Notes while the offering is in progress. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases Senior Notes originally sold by that syndicate member. These activities may cause the price of the Senior Notes to be higher than the price that otherwise would exist in the open market in the absence of such transaction. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

    We estimate that our total expenses for this offering, not including the underwriting discount, will be $300,000.

    We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. Alternatively, we may contribute to payments that the Underwriters may be required to make as a result of these liabilities.

    In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us or our affiliates.

                                   PROSPECTUS

                                      [LOGO]

                         NORTHERN STATES POWER COMPANY

                               414 Nicollet Mall
                          Minneapolis, Minnesota 55401
                                 (612) 330-7550

                              FIRST MORTGAGE BONDS
                                DEBT SECURITIES
                               ------------------

    We may offer for sale from time to time up to $400,000,000 aggregate principal amount of our first mortgage bonds or unsecured debt securities. In addition, we may offer for sale from time to time up to an additional $50,000,000 aggregate principal amount of first mortgage bonds. We refer to the first mortgage bonds being offered by this prospectus as "New Bonds" and we refer to these New Bonds and Debt Securities collectively as "Securities." We may sell the Securities in one or more series through (i) underwriters or dealers, (ii) directly to a limited number of institutional purchasers, or (iii) agents. See "Plan of Distribution." The particular type of security being sold as well as the amount and terms of the sale of such Securities will be determined at the time of sale and included in a prospectus supplement that will accompany this Prospectus. Such Prospectus Supplement will include if applicable:

    - The names of any underwriters, dealers or agents involved in the distribution of the Securities;

    - Any applicable commissions or discounts and the net proceeds to the Company from such sale;

    - The aggregate principal amount and offering price of the Securities;

    - The rate or rates (or method of calculation) of interest;

    - The time or times and place of payment of interest;

    - The maturity date or dates; and

    - Any redemption terms or other specific terms of such series of Securities.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
                            COMMISSION HAS APPROVED

OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                                  PROSPECTUS.

           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is July 15, 1999.

ABOUT THIS PROSPECTUS

    This Prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the Securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. In addition, using a prior shelf registration, we may also sell up to an additional $50,000,000 of first mortgage bonds. This Prospectus provides you with a general description of the Securities we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

    We believe we have included all information material to investors but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

    - The Company's Annual Report on Form 10-K for the year ended December 31, 1998;

    - The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and

    - The Company's Current Reports on Form 8-K dated March 24, 1999, March 26, 1999, April 6, 1999, April 23, 1999, June 24, 1999, June 28, 1999 and July
      15, 1999.

    We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Corporate Secretary
    Northern States Power Company
    414 Nicollet Mall
    Minneapolis, MN 55401
    (612) 330-7550

    You should rely only on the information incorporated by reference or provided in this Prospectus or any Prospectus Supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                                      [LOGO]

    Northern States Power Company, a Minnesota corporation (the "Company"), is an operating public utility engaged in the generation, transmission and distribution of electricity in Minnesota, North Dakota and South Dakota. The Company also distributes natural gas in Minnesota, North Dakota, South Dakota and Arizona. Through our wholly-owned subsidiary, Northern States Power Company, a Wisconsin corporation, we also engage in the generation, transmission and distribution of electricity and the distribution of natural gas in Wisconsin and Michigan.

    Of the approximately 3.4 million people served by the Company and NSP-Wisconsin, the majority are concentrated in the Minneapolis-St. Paul Metropolitan area. In 1998, the Company and NSP-Wisconsin derived about 63 percent of their combined electric retail revenue from sales in the Minneapolis-St. Paul Metropolitan area and about 53 percent of their gas revenues from sales in the St. Paul area. The Company's and NSP-Wisconsin's combined electric generation for 1998 was provided for by coal (60%), nuclear (35%), and renewable and other fuels (5%). The Company currently operates three nuclear units that were placed in service in 1971, 1973 and 1974. The Company has no additional nuclear units under construction.

    The Company's other primary subsidiaries include:

    - NRG Energy, Inc. ("NRG"), which operates and owns interests in independent, non-regulated power and energy businesses in the United States and other countries.

    - Viking Gas Transmission Company ("Viking"), which owns and operates a 500-mile interstate natural gas pipeline providing gas transportation services to customers in the Upper Midwest from connections with three major pipelines in the United States and Canada.

    - Eloigne Company ("Eloigne"), which owns interests in affordable housing projects, principally within the Company's service territory.

    - Energy Masters International Inc. (formerly Cenerprise, Inc.) ("Energy Masters"), which delivers natural gas and electric products and services to commercial and industrial customers, utilities, municipalities and energy marketers, and offers performance contracting to customers nationwide.

    The Company and its subsidiaries collectively are referred to herein as NSP.

    NSP reported assets of $7.4 billion as of December 31, 1998, and revenues of approximately $2.8 billion, operating income of $364 million and earnings per common share from ongoing operations of $1.84 for the year ended December 31, 1998. For this same period, the earnings (loss) contributions of NRG, Eloigne and Energy Masters were $.28, $.04 and $(.05) per common share.

    The Company was incorporated in 1909 under the laws of Minnesota.

                                PROPOSED MERGER

    We have entered into an Agreement and Plan of Merger with New Century Energies, Inc., a Delaware corporation ("NCE"), dated as of March 24, 1999 (the "Merger Agreement"), providing for a strategic business combination of the two companies. Pursuant to the Merger Agreement, NCE will be merged with and into NSP, with NSP as the surviving corporation in the merger (the "Merger"). In order to separate our utility businesses from our non-utility businesses and to streamline the regulatory treatment under the Public Utility Holding Company Act of 1935, we expect that at the time that we complete the Merger, we will contribute all of our assets (other than the shares we own in our subsidiaries) to a newly-formed, wholly-owned subsidiary ("New NSP Utility Sub"). New NSP Utility Sub is expected to include our electric and gas utility operations in Minnesota, South Dakota and North Dakota, but is not expected to include our utility operations in Wisconsin or Michigan which are conducted through our Wisconsin subsidiary.

New NSP Utility Sub also is not expected to include our non-regulated businesses currently conducted by NRG and our other subsidiaries. At the same time, New NSP Utility Sub will assume all of our liabilities associated with the assets it receives. The Merger Agreement requires us to take this action unless doing so would materially adversely effect us. If this is the case, we may negotiate a mutually acceptable alternative with NCE.

    The Merger was approved by the shareholders of both NSP and NCE on June 28, 1999. Consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions, including, among others, the receipt of government and other authorizations. The Merger is expected to take from 12 to 18 months to complete.

    Following the completion of the Merger, and assuming transfer of our assets to New NSP Utility Sub as described above, New Bonds or Debt Securities issued pursuant to this Prospectus and the Company's other outstanding securities, including its first mortgage bonds will be obligations of New NSP Utility Sub. However, as described above, New NSP Utility Sub is not expected to retain any of the Company's subsidiaries. For the twelve months ended March 31, 1999 and the year ended December 31, 1998, the Company's subsidiaries constituted 25% and 26% of NSP's consolidated net income, respectively, and represented 32% of NSP's consolidated assets and 22% of NSP's consolidated liabilities including long-term debt at March 31, 1999.

    Additional information concerning the Merger and the Merger Agreement, including pro forma combined financial information and pro forma financial information for the Company without its subsidiaries (New NSP Utility Sub), is included in our Current Report on Form 8-K dated April 23, 1999 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 filed with the Commission and incorporated by reference into this Prospectus.

                                USE OF PROCEEDS

    We will add the net proceeds from the sale of the Securities to our general funds and use such proceeds for general corporate purposes, which may include the payment at maturity or the redemption, refunding, refinancing or purchase of one or more series of outstanding first mortgage bonds, and the repayment of outstanding short-term borrowings incurred in connection with our continuing construction program. Our short-term borrowings aggregated approximately $370 million as of March 31, 1999. The specific allocation of the proceeds of a particular series of the Securities will be described in the Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                             12 MONTHS
                                               ENDED                           YEAR ENDED DECEMBER 31,
                                             MARCH 31,     ---------------------------------------------------------------
                                               1999           1998         1997         1996         1995         1994
                                          ---------------     -----        -----        -----        -----        -----
                                            (UNAUDITED)
NSP's Ratio of Earnings to Fixed
  Charges...............................           3.0            3.0          2.9          3.8          3.9          4.0
New NSP's Pro Forma Ratio of Earnings to
  Fixed Charges.........................           3.9            4.0          3.7          4.4          4.2          4.2

    For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees; and (ii) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

    Assuming that variable interest rate debt continues at interest rates in effect on March 31, 1999, the annual interest requirement on long-term debt of NSP outstanding at March 31, 1999, was $141,544,000.

                                   SECURITIES

    We may issue the Securities in one or more series as (i) first mortgage bonds (referred to as New Bonds in this Prospectus), or (ii) unsecured debt securities (referred to as Debt Securities). The New Bonds and Debt Securities are described below under the applicable headings. The descriptions contain summaries of selected provisions of the indentures under which the Securities will be issued. These summaries are not complete. The forms of the indentures have been filed as exhibits to the registration statement and you should read the indentures for provisions that may be important to you. In the summaries below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. Capitalized terms used in the summaries have the meanings specified in the applicable indenture.

    We are not required to issue future issues of debt securities under the indentures described in this Prospectus, and we are free to use other indentures or documentation, containing provisions different from those described in this Prospectus, in connection with future issues of other debt securities.

    The Securities will be represented either by Global Securities registered in the name of The Depository Trust Company ("DTC"), as depository ("Depository"), or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable Prospectus Supplement. See "Book-Entry System" herein.

                            DESCRIPTION OF NEW BONDS

    The New Bonds will be a new series of first mortgage bonds issued under the Trust Indenture dated February 1, 1937 (the "1937 Indenture") as supplemented by 46 supplemental trust indentures, a Supplemental and Restated Trust Indenture dated May 1, 1988 (the "Restated Indenture") and a new supplemental trust indenture for such series of New Bonds (the "New Supplemental Indenture"), all from the Company to Harris Trust and Savings Bank, as trustee (the "Mortgage Trustee"). The 1937 Indenture, as supplemented by the supplemental indentures, the Restated Indenture and the New Supplemental Indenture herein are referred to collectively as the "Mortgage Indenture." Excluding the New Bonds, as of March 31, 1999, there were 15 series of first mortgage bonds in an aggregate principal amount of $1.1 billion outstanding under the Mortgage Indenture.

    The Restated Indenture amends and restates the 1937 Indenture and the supplemental indentures. The Restated Indenture will become effective and operative on the Effective Date, which will be the date that all first mortgage bonds of each series issued under the Mortgage Indenture prior to May 1, 1988 have been retired through payment or redemption (including those first mortgage bonds "deemed to be paid" within the meaning of that term as used in Article XVII of the 1937 Indenture) or (except as described below) the holders of the requisite principal amount of such first mortgage bonds consent to the amendments contained in the Restated Indenture. Holders of the New Bonds and of each other series of first mortgage bonds issued under the Mortgage Indenture after May 1, 1988 likewise will be bound by the amendments contained in the Restated Indenture when they become effective and operative. Unless the consent of the holders of first mortgage bonds of each series issued prior to May 1, 1988 is obtained or such first mortgage bonds are retired prior to their maturity, the Company presently expects the Restated Indenture to become effective no earlier than March 1, 2011.

TERMS OF NEW BONDS

    We will issue the New Bonds as fully registered bonds without coupons in denominations of multiples of $1,000. We may issue New Bonds in temporary form if, for any reason, we are unable to deliver New Bonds in definitive form. Principal and interest are to be payable in Chicago, Illinois, at Harris Trust and Savings Bank or in New York, New York at Harris Trust Company of New York. New Bonds will be interchangeable in the manner provided in Article II of the New Supplemental Indenture.

    You will not be charged for any exchange or transfer of New Bonds, other than for any taxes or other governmental charges.

    The terms and other specific information applicable to the series of New Bonds in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement that will accompany this Prospectus. Such terms and other information will include:

    - the designation, aggregate principal amount and offering price of such series of New Bonds;

    - the rate or rates per annum (or method of calculation) at which such series of New Bonds will bear interest and the date from which interest will accrue;

    - the dates on which interest will be payable;

    - the record dates for payments of interest;

    - the date or dates on which such series of New Bonds will mature; and

    - any optional or mandatory redemption terms or other specific terms applicable to such series of New Bonds.

    The holders of the outstanding first mortgage bonds do not, and the holders of the New Bonds will not, have the right to require us to repurchase such first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, bondholders would have the security afforded by the first mortgage lien on substantially all the Company's property as described below under the subcaption "Security for New Bonds." In addition, any change in control transaction and any incurrence of substantial additional indebtedness (as first mortgage bonds or otherwise) by the Company in such a transaction would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in the Company, or a successor to the Company, having a highly leveraged capital structure.

SECURITY FOR NEW BONDS

    In the opinion of counsel for the Company, the New Bonds will be secured equally and ratably, except as to sinking fund provisions, with all of the Company's other outstanding first mortgage bonds by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by the Company subject only (a) to Permitted Liens and (b) as to parts of the Company's property, to certain easements, conditions, restrictions, leases and similar encumbrances which do not affect the Company's use of such property in the usual course of its business, to certain minor defects in titles which are not material and to defects in titles to certain properties not essential to the Company's business.

    The Mortgage Indenture subjects to the lien thereof all property, rights and franchises (except as otherwise expressly provided) acquired by the Company after the date of the 1937 Indenture. Such provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case, with respect to the Company, under the United States Bankruptcy Code. The opinion of counsel does not cover titles to easements for water flowage purposes or rights-of-way for electric and gas transmission and distribution facilities, steam mains and telephone lines. However, the Company has the power of eminent domain in the states in which it operates.

    The Mortgage Indenture provides that no prior liens, other than Permitted Liens, may be created or permitted to exist upon the mortgaged and pledged property whether now owned or hereafter acquired. (Section 4 of Article VIII of the 1937 Indenture.) Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, the Restated Indenture will amend the foregoing provisions to allow Permitted Encumbrances on the mortgaged and pledged property.

Permitted Encumbrances include:

    - Permitted Liens

    - Rights of parties to agreements with the Company relating to property owned or used jointly with such party, provided such rights:

       - do not materially impair the use of such property in the normal course of the Company's business;

       - do not materially affect the security provided by the Mortgage Indenture; and

       - are not inconsistent with the remedies of the Mortgage Trustee upon a Completed Default.

    - Leases existing on the Effective Date of the Restated Indenture affecting property owned by the Company on the Effective Date.

    - Leases which do not interfere in any material respect with the use by the Company of the property for its intended purpose and which will not have a material adverse impact on the security provided by the Mortgage Indenture.

    - Other leases relating to 5% or less of the sum of the Company's Depreciable Property and Land.

    - Any mortgage, lien, charge or other encumbrance prior or equal to the Lien of the Indenture (other than a Prepaid Lien) existing on the date the property is acquired by the Company, provided that on such acquisition date:

       - no Default has occurred and is continuing;

       - the principal amount secured by such mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the Cost or Fair Value of the property; and

       - such mortgage shall apply only to the property originally subject thereto, the Company shall close the mortgage and the Company shall not issue additional indebtedness thereunder.

(Section 1.03 of the Restated Indenture)

    Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, the holders of 66 2/3% of the principal amount of first mortgage bonds Outstanding may (a) consent to the creation or existence of a Prior Lien with respect to up to 50% of the sum of the Company's Depreciable Property and Land, after giving effect to such Prior Lien or (b) terminate the Lien of the Indenture with respect to up to 50% of the sum of the Company's Depreciable Property and Land. (Section 18.02(e) of the Restated Indenture.)

    The Mortgage Indenture is not a lien on the properties of NSP-Wisconsin, nor is the stock of NSP-Wisconsin, NRG, Viking or any other subsidiary owned by the Company pledged thereunder.

SINKING FUND PROVISIONS

    The sinking fund redemption provision, if any, for each series of the New Bonds will be set forth in the related Prospectus Supplement. As an annual sinking fund, we have agreed to pay to the Mortgage Trustee on each October 1 an amount sufficient to redeem, for sinking fund purposes, 1% of the highest amount, at any time outstanding, of each outstanding series of first mortgage bonds, other than Bonds of the Series due December 1, 2000, Bonds of the Series due October 1, 2001, Bonds of the Series due March 1, 2003, Bonds of the Series due April 1, 2003, Bonds of the Series due December 1, 2005, Bonds of the Series due July 1, 2025, Bonds of the Series due March 1, 2028, and other than Pollution Control Series J, K, L, M, N, O, P, and Resource Recovery Series Q. We may offset sinking fund payments by (a) application of net Permanent Additions of a Cost or Fair Value, whichever is less, equal to 150% of the principal amount of first mortgage bonds which otherwise would be required to be retired by the sinking fund or (b) retirement or delivery to the Mortgage Trustee of first mortgage bonds of the series for which the sinking fund is applicable. The Mortgage Trustee is required to apply sinking fund money to the purchase or redemption of first mortgage bonds of the series for which such money is applicable. (Article III of each Supplemental Indenture except those dated June 1, 1942, February 1, 1944, October 1, 1945, July 1, 1948, August 1, 1949, August
1, 1957, October 1, 1992, April 1, 1993, December 1, 1993, February 1, 1994,
October 1, 1994, June 1, 1995, March 1, 1998 and those relating to each Pollution Control Series and to Resource Recovery Series Q.)

MAINTENANCE PROVISIONS

    As a Maintenance Fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 15% of the Consolidated Gross Operating Revenues of the Company for the preceding calendar year, after deducting from such revenues: (a) cost of electricity and gas purchased for resale, (b) rentals paid for utility property, less credits at the Company's option for (i) maintenance, (ii) property retirements offset by Permanent Additions, (iii) retirements of first mortgage bonds and (iv) Cost or Fair Value, whichever is less, of Permanent Additions after deducting property retirements. We may withdraw moneys from the Maintenance Fund in amounts equal to retirements of first mortgage bonds and net Permanent Additions. Cash in excess of $100,000 remaining on deposit in the Maintenance Fund for more than three years must be used for the purchase or redemption of first mortgage bonds. Any such redemption would be at the applicable regular redemption price of the first mortgage bonds to be redeemed and subject to any restrictions on the redemption of such first mortgage bonds. (Article IX of the 1937 Indenture;
Article IV of the Supplemental Indenture dated June 1, 1952.)

    The Restated Indenture will amend the foregoing provisions of the Mortgage Indenture by replacing the current Maintenance Fund deposit formula with the requirement that we pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our Completed Depreciable Property as of the end of the preceding calendar year, after deducting credits at the Company's option for (a) maintenance, (b) property retirements offset by Permanent Additions, (c) retirements of first mortgage bonds and (d) Amounts of Established Permanent Additions. (Section 9.01 of the Restated Indenture.) The Restated Indenture further provides that to the extent that Maintenance Fund credits exceed 2.50% of Completed Depreciable Property for any year after 1987, such excess credits may be applied in future years (a) to offset any Maintenance Fund deficiency or
(b) to increase the Amount of Established Permanent Additions available for use under the Mortgage Indenture. (Section 9.05 of the Restated Indenture.) In addition, the Restated Indenture eliminates the requirement that cash in excess of $100,000 remaining on deposit in the Maintenance Fund for more than three years be used for the purchase or redemption of first mortgage bonds.

    We have agreed to maintain our properties in adequate repair, working order and condition. (Section 6 of Article VIII of the 1937 Indenture; Section 8.06 of the Restated Indenture.)

ISSUANCE OF ADDITIONAL BONDS

    The maximum principal amount of first mortgage bonds that we may issue under the Mortgage Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (a) 60% of the Cost or Fair Value, whichever is less, of Permanent Additions after deducting retirements (Article V of the 1937 Indenture; also Sections 1 and 3 of Article III of the Supplemental Indenture dated February 1, 1944); (b) retired first mortgage bonds, which have not been otherwise used under the Mortgage Indenture (Article VI of the 1937 Indenture); or (c) the amount of cash deposited with the Mortgage Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (a) and (b) above. (Article VII of the 1937 Indenture; Section 2 of Article III of the Supplemental Indenture dated February 1, 1944; and Article IV of the Supplemental Indenture dated June 1, 1952.) The Restated Indenture will amend the foregoing provisions of the Mortgage Indenture by increasing the percentage in clause (a) above from 60% to 66 2/3%. (Section 5.03 of the Restated Indenture.)

    We will issue the New Bonds under clause (a) and/or (b) above. At March 31, 1999, the amount of net Permanent Additions available for the issuance of Bonds exceeded $4.2 billion, of which $415 million could be used to authenticate the $250 million principal amount of the New Bonds. As of March 31, 1999, $548 million of retired first mortgage bonds were available to authenticate up to $548 million of New Bonds.

    We may not issue any additional first mortgage bonds on the basis of clause
(a), clause (b) under specified conditions, or clause (c), unless the Earnings Applicable to Bond Interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued. (Section 4 of Article V, Section 2 of Article VI, and Section 1 of Article VII of the 1937 Indenture.)

    Permanent Additions include: the Company's electric and steam generating, transmission and distribution properties; the Company's gas storage and distribution properties; construction work-in-progress; and fractional and undivided property interests of the Company. (Section 4 of Article I of the 1937 Indenture; Section 1.03 of the Restated Indenture.) Under the Restated Indenture, Permanent Additions also will include property used for providing telephone or other communication services and engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any Depreciable Property. (Section 1.03 of the Restated Indenture.)

    Assuming that the interest cost on variable rate first mortgage bonds is at the maximum allowable rate, Earnings Applicable to Bond Interest for the twelve months ended March 31, 1999, would be 5.5 times the annual interest requirements on the first mortgage bonds. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices, and sinking fund, and in certain other respects. (Article II of the 1937 Indenture and Article II of the Restated Indenture.) The Restated Indenture will amend the Mortgage Indenture by requiring that Earnings Applicable to Bond Interest for a specified twelve-month period be equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, and any obligations secured by Prior Liens and any indebtedness secured by Permitted Encumbrances. (Sections 1.03 and 5.04 of the Restated Indenture.) Under the Restated Indenture, the calculation of Earnings Applicable to Bond Interest will include all non-utility revenues of the Company. (Section 1.03 of the Restated Indenture.)

PROVISION LIMITING DIVIDENDS ON COMMON STOCK

    We have agreed that the sum of (i) all dividends and distributions on our common stock after September 30, 1954 (other than in common stock), and (ii) the cost of all shares of our common stock acquired by us after that date shall not exceed the sum of (a) the earned surplus of the Company and our Qualified Subsidiary Companies, consolidated, at September 30, 1954, and (b) an amount equal to the consolidated net income of the Company and our Qualified Subsidiary Companies, earned after September 30, 1954, after making provision for all dividends accruing after that date on preferred stock of the Company and after taking into consideration all proper charges and credits to earned surplus made after that date. In computing net income for the purpose of this covenant, we will deduct an amount, if any, by which 15% of the Consolidated Gross Operating Revenues of such companies, after certain deductions, exceeds the aggregate of the amounts expended for maintenance and appropriated for reserves for renewals, replacements, retirements, depreciation or depletion. (Article IV of the Supplemental Indenture dated October 1, 1954.) As of 1957, the Company no longer had any Qualified Subsidiary Companies. This provision has not impaired our ability to pay dividends in the past and is not expected to do so in the future.

    The Restated Indenture will replace the dividend restriction described above with the requirement that (a) the sum of: (i) all dividends and distributions on our common stock after the Effective Date of the Restated Indenture (other than in common stock) and (ii) the amount, if any, by which the Considerations given by us for the purchase or other acquisition of our common stock after the Effective Date exceeds the Considerations received by us after the Effective Date from the sale of common stock, shall not exceed (b) the sum of (i) the retained earnings of the Company at the Effective Date, and (ii) an amount equal to the net income of the Company earned after the Effective Date, after deducting all dividends accruing after the Effective Date on all classes and series of our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after the Effective Date. In computing net income for the purpose of this amended covenant, we will deduct the amount, if any, by which, after the date commencing 365 days prior to the Effective Date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of the Company's Completed Depreciable Property. (Section 8.07 of the Restated Indenture.)

RELEASE PROVISIONS

    The Mortgage Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable Fair Value. The Mortgage Indenture also permits the sale or other disposal of securities not pledged under the Mortgage Indenture, contracts, accounts, motor cars, and certain equipment and supplies; the cancellation, change or alteration of leases, rights-of-way and easements; and the surrender and modification of any franchise or governmental consent subject to certain restrictions; in each case without any release or consent by the Mortgage Trustee or accountability thereto for any consideration received by the Company. (Article XI of the 1937 Indenture and Article XI of the Restated Indenture.)

    Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, (a) we may sell or otherwise dispose of, free of the Lien of the Indenture, all motor vehicles, vessels and marine equipment, railroad cars, engines and related equipment, airplanes, office furniture and leasehold interests in property owned by third parties and (b) we may enter into leases with respect to the property subject to the Lien of the Indenture which do not interfere in any material respect with the use of such property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Mortgage Indenture. (Section 11.02(b) of the Restated Indenture.)

    Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, any of the mortgaged and pledged property may be released from the Lien of the Indenture if, after such release, the Fair Value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds Outstanding. (Section 11.03(k) of the Restated Indenture.) When effective and upon satisfaction of the requirements set forth in the Mortgage Indenture, this provision would permit us to spin-off or otherwise dispose of a substantial amount of assets or a line of business without depositing cash or property with the Mortgage Trustee or obtaining the consent of the bondholders.

MODIFICATION OF THE MORTGAGE INDENTURE

    With the consent of the Company, the provisions of the Mortgage Indenture may be changed by the affirmative vote of the holders of 80% in principal amount of the first mortgage bonds Outstanding except that, among other things, the maturity of a first mortgage bond may not be extended, the interest rate reduced, nor the terms of payment of principal or interest changed without the consent of the holder of each first mortgage bond so affected. (Article XVIII of the 1937 Indenture.)

    The Supplemental Indenture dated May 1, 1985 amended the foregoing provisions of the Mortgage Indenture by reducing the 80% requirement to 66 2/3%. This amendment will not become effective and operative until all first mortgage bonds of each series issued prior to May 1, 1985 have been retired or until all the holders thereof have consented to such amendment. Holders of the New Bonds and of each subsequent series issued under the Mortgage Indenture will likewise be bound by the amendment when it becomes effective and operative. (Article VI of the Supplemental Indenture dated May 1, 1985 and Section 18.02 of the Restated Indenture.)

CONCERNING THE MORTGAGE TRUSTEE

    In case of a Completed Default either the Mortgage Trustee or the holders of 25% in principal amount of (i) the first mortgage bonds Outstanding or (ii) the first mortgage bonds affected by such default, may declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then Outstanding to rescind or annul such action. Further, the Mortgage Trustee is obligated to take the actions provided in the Mortgage Indenture to enforce payment of the first mortgage bonds and the Lien of the Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any such action or the refraining therefrom as is not contrary to law or the Mortgage Indenture. Before taking certain actions, the Mortgage Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred therein or thereby. (Article XIII of the 1937 Indenture; Section 6 of Article VI of Supplemental Indenture dated February 1, 1944; Section 4.03 of Supplemental Indenture dated October 1, 1945 and Article XIII of the Restated Indenture.)

DEFAULTS

    The following is a summary of events defined in the Mortgage Indenture as Completed Defaults:

    - default in payment of principal of any first mortgage bond,

    - default continued for 90 days in payment of interest on any first mortgage bond,

    - default in the covenant contained in Section 11 of Article VIII of the Mortgage Indenture (Section 8.11 of the Restated Indenture) with respect to bankruptcy, insolvency, assignment or receivership; and

    - default continued for 90 days after notice in the performance of any other covenant, agreement or condition.

(Section 4.02 of the Supplemental Indenture dated October 1, 1945 and Section
13.01 of the Restated Indenture.)

    The Mortgage Trustee is required to give notice to bondholders (1) within 90 days after the occurrence of a default known to the Mortgage Trustee, or (2) if the Mortgage Trustee is unaware of a default during such 90 day period, then, within 30 days after the Mortgage Trustee knows of such default, unless such default has been cured before giving such notice. However, in the case of a default resulting from the failure to make any payment of principal of or interest on any first mortgage bonds or to make any sinking fund payment, the Mortgage Trustee may withhold such notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding such notice is in the interest of the bondholders. (Section 4 of Article V of the Supplemental Indenture dated February 1, 1944 and Section 16.02 of the Restated Indenture.)

    The Company is required to file with the Mortgage Trustee such information, documents and reports with respect to compliance by the Company with the conditions and covenants of the Mortgage Indenture as may be required by the rules and regulations of the SEC including a certificate, furnished not less frequently than annually, as to the Company's compliance with all of the conditions and covenants under the Mortgage Indenture. (Section 8 of Article III of the Supplemental Indenture dated February 1, 1944 and Section 8.18 of the Restated Indenture.)

GENERAL

    Whenever all indebtedness secured by the Mortgage Indenture has been paid, or adequate provision for such payment has been made, the Mortgage Trustee shall cancel and discharge the Mortgage Indenture. (Article XVII of the 1937 Indenture and Article XVII of the Restated Indenture.) After the Effective Date, we may deposit with the Mortgage Trustee any combination of cash or Government Obligations in order to provide for the payment of any series or all of the first mortgage bonds Outstanding. The Mortgage Indenture also provides that we must furnish, to the Mortgage Trustee, Officers' Certificates, certificates of an Engineer, Appraiser or other expert and, in certain cases, Accountants' Certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and certain other matters, and Opinions of Counsel as to the Lien of the Indenture and certain other matters. (Article IV of the Supplemental Indenture dated February 1, 1944; Articles IV, V, VI, VII, XI and XVII and Section 20.08 of the Restated Indenture.)

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The Debt Securities may be issued in one or more new series under an indenture (the "Debt Indenture") between the Company and Norwest Bank Minnesota, National Association, or any other trustee to be named, as trustee (the "Debt Trustee"). The Debt Securities will be unsecured obligations of the Company and will rank on a parity with other unsecured indebtedness of the Company. The amount of Debt Securities that we may issue under the Debt Indenture is not limited.

    The Debt Securities may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The Prospectus Supplement applicable to each issue of Debt Securities will specify:

    - the title, aggregate principal amount and offering price of such Debt Securities;

    - the interest rate or rates, or method of calculation of such rate or rates, on such Debt Securities, and the date from which such interest will accrue;

    - the dates on which such interest will be payable;

    - the record dates for payments of interest;

    - the date on which such Debt Securities will mature;

    - any redemption terms;

    - the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be repaid, in whole or in part, at the option of the holder thereof; and

    - other specific terms applicable to such Debt Securities.

    The applicable Prospectus Supplement also may describe certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount and certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars.

    Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be denominated in United States currency in minimum denominations of $1,000 and integral multiples thereof, except that the denomination of any Debt Security issued in the form of a Global Security will not exceed $200,000,000 without the approval of the Depository.

    Unless otherwise indicated in the applicable Prospectus Supplement, there are no provisions in the Debt Indenture or the Debt Securities that require us to redeem, or permit the holders to cause a redemption of, the Debt Securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of the Company. However, any change in control transaction that involves the incurrence of substantial additional long-term indebtedness (as notes, first mortgage bonds or otherwise) by us in such a transaction would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in the Company, or a successor to the Company, having a highly leveraged capital structure.

REGISTRATION, TRANSFER AND EXCHANGE

    Debt Securities of any series may be exchanged for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.06.)

    Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Debt Trustee maintained for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Debt Indenture. Such transfer or exchange will be effected upon being satisfied with the documents of title and indemnity of the person making the request. (Sections 2.06 and 2.07.)

    In the event of any redemption of Debt Securities of any series, the Debt Trustee will not be required to exchange or register a transfer of any Debt Securities of such series selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.06.) See "BOOK-ENTRY SYSTEM."

PAYMENT AND PAYING AGENTS

    Principal of and interest and premium, if any, on Debt Securities issued in the form of Global Securities will be paid in the manner described below under the caption "BOOK-ENTRY SYSTEM." Unless otherwise indicated in the applicable Prospectus Supplement, interest on Debt Securities that are in the form of certificated securities will be paid by check mailed to the holder at such person's address as it appears in the register for the Debt Securities maintained by the Debt Trustee; however, a holder of $10,000,000 or more Debt Securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer, if appropriate wire transfer instructions have been received by the Debt Trustee on or prior to the applicable record date. (Section 2.12.) Unless otherwise indicated in the applicable Prospectus Supplement, the principal of, and interest at maturity and premium, if any, on Debt Securities in the form of certificated securities will be payable in immediately available funds at the office of the Debt Trustee. (Section 2.12.)

    All monies paid by the Company to a paying agent for the payment of principal of, interest or premium, if any, on any Debt Security which remain unclaimed at the end of two years after such principal, interest or premium shall have become due and payable will be repaid to the Company and the holder of such Debt Security will thereafter look only to the Company for payment thereof. (Section 4.04.)

EVENTS OF DEFAULT

    The following constitute events of default under the Debt Indenture:

    - default in the payment of principal of and premium, if any, on any Debt Security when due and payable whether at the stated maturity thereof, upon redemption thereof (provided that such redemption is not conditioned upon the deposit of sufficient moneys for such redemption) or upon declaration of acceleration or otherwise;

    - default in the payment of interest on any Debt Security when due which continues for 30 days;

    - default in the performance or breach of any other covenant or warranty of the Company in the Debt Indenture and the continuation thereof for 60 days after written notice to the Company as provided in the Debt Indenture; and

    - certain events of bankruptcy, insolvency or reorganization of the Company.

(Section 7.01.)

    If an event of default occurs and is continuing, either the Debt Trustee or the holders of a majority in principal amount of the outstanding Debt Securities may declare the principal amount of all Debt Securities to be due and payable immediately. At any time after an acceleration of the Debt Securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the Debt Securities has been obtained, if the Company pays or deposits with the Debt Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults shall have been cured or waived, then such payment or deposit will cause an automatic rescission and annulment of the acceleration of the Debt Securities. (Section 7.01.)

    The Debt Trustee generally will be under no obligation to exercise any of its rights or powers under the Debt Indenture at the request or direction of any of the holders unless such holders have offered acceptable indemnity to the Debt Trustee. (Section 9.02.) The holders of a majority in principal amount of the outstanding Debt Securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee, or of exercising any trust or power conferred on the Debt Trustee, with respect to the Debt Securities. (Section 7.07.) Each holder of any Debt Security has the right to institute a proceeding with respect to the Debt Indenture, but such right is subject to certain conditions precedent specified in the Debt Indenture. (Section 7.07.) The Debt Indenture provides that the Debt Trustee, within 90 days after the occurrence of a default with respect to the Debt Securities, is required to give the holders of the Debt Securities notice of such default, unless cured or waived, but, except in the case of default in the payment of principal of, or premium, if any, or interest on any Debt Securities, the Debt Trustee may withhold such notice if it determines in good faith that it is in the interest of such holders to do so. (Section 7.08.) The Company is required to deliver to the Debt Trustee each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, the Company is in compliance with the conditions and covenants under the Debt Indenture. (Section 5.05.)

MODIFICATION

    The Company and the Debt Trustee may modify and amend the Debt Indenture with the consent of the holders of a majority in principal amount of the outstanding Debt Securities affected thereby, provided that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of any installment of principal of, or interest on, any Debt Security or any premium payable on the redemption thereof, or change the redemption price; (b) reduce the principal amount of, or the interest or premium payable on, any Debt Security or reduce the amount of principal that could be declared due and payable prior to the stated maturity; (c) change the coin or currency of any payment of principal of, or any premium or interest on, any Debt Security; (d) impair the right of a holder to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of outstanding Debt Securities, the consent of the holders of which is required to modify or amend the Debt Indenture; or (f) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive any past default to less than a majority. The Company and the Debt Trustee may modify and amend the Debt Indenture without the consent of the holders (a) to add to the covenants of the Company for the benefit of the holders or to surrender a right conferred on the Company in the Debt Indenture; (b) to add security for the Debt Securities; or (c) to make certain other modifications, generally of a ministerial or immaterial nature. (Sections 12.01 and 12.02.)

DEFEASANCE AND DISCHARGE

    We may be discharged from all obligations in respect to the Debt Securities and the Debt Indenture (except for certain obligations such as obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities and maintain paying agencies) if we irrevocably deposit with the Debt Trustee, in trust for the benefit of holders of Debt Securities, money or United States government obligations (or any combination thereof) which will provide enough money to make all payments of principal of, and any premium and interest on, the Debt Securities on the dates such payments are due. In order to discharge such obligations, we must deliver to the Debt Trustee an opinion of counsel to the effect that the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Debt Indenture. Upon any discharge of our obligations as described above, the holders of Debt Securities must look only to such trust fund, and not us, for payments on the Debt Securities. (Section 4.01.)

CONSOLIDATION, MERGER AND SALE OF ASSETS

    We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless (i) the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal and premium and interest on all the Debt Securities and our obligation to perform every covenant of the Debt Indenture to be performed or observed by the Company and (ii) we or the successor or transferee corporation, as applicable, are not immediately following such merger, sale or transfer in default in the performance of any such covenant. Upon any such merger, sale or transfer of all or substantially all of the assets of the Company, the successor or transferee corporation will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Debt Indenture with the same effect as if such successor corporation had been named as the Company therein and the Company will be released from all obligations under the Debt Indenture. The Debt Indenture defines all or substantially all of the assets of the Company as being 50% or more of the total assets of the Company as shown on the balance sheet of the Company as of the end of the prior year and specifically permits any such sale, transfer or conveyance during a calendar year of less than 50% of total assets without the consent of the holders of the Debt Securities. (Sections 11.01 and 11.02.)

RESIGNATION OR REMOVAL OF DEBT TRUSTEE

    The Debt Trustee may resign at any time by notifying the Company in writing and specifying the day upon which the resignation is to take effect. Such resignation will not take effect, however, until a successor trustee has been appointed. (Section 8.10.)

    The holders of a majority in principal amount of the outstanding Debt Securities may remove the Debt Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Debt Trustee upon notice to the holder of each Debt Security outstanding, and appointment of a successor Debt Trustee. (Section 8.10.)

CONCERNING THE DEBT TRUSTEE

    Norwest Bank Minnesota, National Association is the Debt Trustee. We maintain banking relationships with the Debt Trustee in the ordinary course of business. The Debt Trustee also acts as trustee for certain of our pollution control and resource recovery bonds.

                               BOOK-ENTRY SYSTEM

    Each series of Securities may be issued in the form of one or more Global Securities representing all or part of such series of Securities. This means that we will not issue certificates for such series of Securities to the holders. Instead a Global Security representing such series will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or its successor as depository (the "Depository") and registered in the name of the Depository or a nominee of the Depository.

    The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Securities. Unless it is exchanged in whole or in part for a certificated Security, a Global Security may not be transferred, except that the Depository, its nominees and their successors may transfer a Global Security as a whole to one another.

    Beneficial interests in Global Securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that certain purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

    We will wire principal, interest and any premium payments to the Depository or its nominee. We and the trustee will treat the Depository or its nominee as the owner of the Global Security for all purposes, including any notices and voting. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a Global Security to owners of beneficial interests in a Global Security.

    Unless otherwise specified in the Prospectus Supplement, DTC will act as Depository for those Securities issued as Global Securities. The Securities will be registered in the name of Cede & Co. (DTC's partnership nominee).

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly. The Rules that apply to DTC and its Participants are on file with the SEC.

    It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Participants' accounts on the payment date according to their respective holdings of beneficial interests in the Global Security as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Participants whose accounts are credited with Securities on a record date, by using an omnibus proxy. Payments by Participants to owners of beneficial interests in a Global Security, and voting by Participants, will be governed by the customary practices between the Participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the Participants and not our responsibility or that of DTC or the trustee.

    Securities represented by a Global Security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

    (a) DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

    (b) we determine not to require all of the Securities of a series to be represented by a Global Security and notify the trustee of our decision.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC, and the Company and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

    Any underwriters, dealers or agents of any Securities may be Direct Participants of DTC.

                                 LEGAL OPINIONS

    Legal opinions relating to the Securities will be rendered by Gary R. Johnson, 414 Nicollet Mall, Minneapolis, Minnesota, counsel for the Company, and by Gardner, Carton & Douglas, 321 North Clark Street, Chicago, Illinois, counsel for any underwriters, dealers or agents named in a Prospectus Supplement. Gary
R. Johnson is Vice President and General Counsel of the Company and is the beneficial owner of 14,353 shares of the Company's Common Stock. Matters pertaining to local laws will be passed upon by counsel for the Company and as to these matters Gardner, Carton & Douglas will rely on their opinions. The opinion contained in this Prospectus under "Description of New Bonds-Security for New Bonds," is the opinion of Gary R. Johnson. Gardner, Carton & Douglas has acted from time to time as special counsel for NSP in connection with certain matters, including the proposed Merger with New Century Energies.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              PLAN OF DISTRIBUTION

    The Company intends to sell the Securities to or through underwriters or dealers, and may also sell the Securities directly to other purchasers or through agents, as described in the Prospectus Supplement relating to an issue of Securities.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

    In connection with the sale of the Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the "1933 Act"). Any such person who may be deemed to be an underwriter will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Under agreements which may be entered into by the Company, underwriters, dealers, and agents who participate in the distribution of the Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act.

    No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

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                                  $250,000,000

                         NORTHERN STATES POWER COMPANY
                           (A MINNESOTA CORPORATION)

                      6.875% SENIOR NOTES, SERIES DUE 2009

                                   ---------

                    P R O S P E C T U S  S U P P L E M E N T
                                 JULY 21, 1999

                                   ---------

                              SALOMON SMITH BARNEY
                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.

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